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                               October 25, 2023

       Peter Brogaard Hansen
       Chief Financial Officer
       Cadeler A/S
       Arne Jacobsens Alle 7, 7th floor
       DK-2300 Copenhagen S, Denmark

                                                        Re: Cadeler A/S
                                                            Registration
Statement on Form F-4
                                                            Filed October 19,
2023
                                                            File No. 333-275092

       Dear Peter Brogaard Hansen:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 16, 2023 letter.

       Registration Statement on Form F-4 filed October 19, 2023

       Questions and Answers About the Offer and the Merger, page 7

   1. We note the following disclosure on page 13: "The Offer was commenced on the date of the first public filing
of the registration statement on Form F-4 of which this prospectus is a part." This statement
appears to be incorrect, as it does not appear that the Offer has commenced. Relatedly,
we note the following apparently incorrect disclosure on page
                                                        320: "In addition,
Cadeler has filed with the SEC a tender offer statement on Schedule
                                                        TO... . Eneti has filed
with the SEC a solicitation/recommendation statement on Schedule
                                                        14D-9... ." Please
revise, or advise.
 Peter Brogaard Hansen
FirstName
Cadeler A/SLastNamePeter Brogaard Hansen
Comapany
October 25,NameCadeler
            2023        A/S
October
Page  2 25, 2023 Page 2
FirstName LastName
Exhibits

2. Please have counsel revise the legal opinion to remove the assumption in Section 2.d.i, as counsel cannot assume that the company has taken all corporate actions necessary to authorize the issuance of the securities. In addition, please have counsel revise Page 6 to delete the statement that the opinion shall not be relied upon by any person other than the
         Company. Refer to Sections II.B.3.a and II.B.3.d of Staff Legal Bulletin No. 19 for
         guidance.
       You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Raj Rajan,
Staff Accountant, at (202) 551-8094 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-
8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Connie I. Milonakis